WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whitecase.com


05008847

File Number 82-3142

May 30, 2005


JUN 0 8 2005
190

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's audited financial report for the first quarter of 2005, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public through EMISNET, an electronic financial information system of the BMV, regarding closing of Price Smart Club stores, dated February 11, 2005;


JUN 13 2005

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding market trading, dated February 24, 2005;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding market shifts, dated March 11, 2005;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary Shareholders' Meeting, published in the newspaper "Reforma" on March 22, 2005;

(F) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English version of a press release informing about the Company's first quarter 2005 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Sean Goldstein

Enclosures

CC: Sergio Valdéz Arriaga
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **1** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF MARCH 31 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**21,358,623**	**100**	**22,190,925**	**100**
2	**CURRENT ASSETS**	**5,512,555**	**26**	**6,258,773**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	376,968	2	313,792	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	339,976	2	316,126	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,002,921	5	1,124,399	5
6	INVENTORIES	3,546,032	17	4,097,706	18
7	OTHER CURRENT ASSETS	246,658	1	406,750	2
8	**LONG-TERM**	**191,427**	**1**	**172,314**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
11	OTHER INVESTMENTS	191,427	1	172,314	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,854,980**	**70**	**15,000,049**	**68**
13	PROPERTY	14,661,308	69	14,514,663	65
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,339,761	34	7,218,366	33
16	ACCUMULATED DEPRECIATION	7,467,461	35	6,826,233	31
17	CONSTRUCTION IN PROGRESS	321,372	2	93,253	0
18	**DEFERRED ASSETS (NET)**	**560,690**	**3**	**541,625**	**2**
19	**OTHER ASSETS**	**238,971**	**1**	**218,164**	**1**
20	**TOTAL LIABILITIES**	**8,205,886**	**100**	**9,038,102**	**100**
21	**CURRENT LIABILITIES**	**5,097,600**	**62**	**7,184,236**	**79**
22	SUPPLIERS	3,439,721	42	4,215,702	47
23	BANK LOANS	591,269	7	2,096,813	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	190,244	2	117,735	1
26	OTHER CURRENT LIABILITIES	876,366	11	753,986	8
27	**LONG-TERM LIABILITIES**	**1,961,797**	**24**	**625,923**	**7**
28	BANK LOANS	1,861,188	23	521,900	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	100,609	1	104,023	1
31	**DEFERRED LOANS**	**1,146,489**	**14**	**1,227,943**	**14**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**13,152,737**	**100**	**13,152,823**	**100**
34	**MINORITY INTEREST**	**62,164**		**45,863**	
35	**MAJORITY INTEREST**	**13,090,573**	**100**	**13,106,960**	**100**
36	**CONTRIBUTED CAPITAL**	**9,226,590**	**70**	**9,233,380**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	105,207	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,323,603	18	2,323,707	18
39	PREMIUM ON SALES OF SHARES	6,797,780	52	6,805,022	52
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,863,983**	**29**	**3,873,580**	**29**
42	RETAINED EARNINGS AND CAPITAL RESERVE	14,303,589	109	13,908,125	106
43	SHARES REPURCHASE FUND	1,646,182	13	1,596,781	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,123,734)	(92)	(11,773,019)	(90)
45	NET INCOME FOR THE YEAR	37,946	0	141,693	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **1** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**376,968**	**100**	**313,792**	**100**
46	CASH	223,153	59	194,453	62
47	SHORT-TERM INVESTEMENTS	153,815	41	119,339	38
18	**DEFERRED ASSETS (NET)**	**560,690**	**100**	**541,625**	**100**
48	AMORTIZED OR REDEEMED	131,451	23	83,254	15
49	GOODWILL	425,606	76	456,401	84
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	3,633	1	1,970	0
21	**CURRENT LIABILITIES**	**5,097,600**	**100**	**7,184,236**	**100**
52	FOREIGN CURRENCY LIABILITIES	332,261	7	190,001	3
53	MEXICAN PESO LIABILITIES	4,765,339	93	6,994,235	97
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**876,366**	**100**	**753,986**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	876,366	100	753,986	100
27	**LONG-TERM LIABILITIES**	**1,961,797**	**100**	**625,923**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESO LIABILITIES	1,961,797	100	625,923	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**100,609**	**100**	**104,023**	**100**
63	OTHER LOANS WITH COST	38,767	39	41,867	40
64	OTHER LOANS WITHOUT COST	61,842	61	62,156	60
31	**DEFERRED LOANS**	**1,146,489**	**100**	**1,227,943**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,146,489	100	1,227,943	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,123,734)**	**100**	**(11,773,019)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY POSITION	(301,111)	(2)	(301,111)	(3)
	INCOME FROM NON-MONETARY POSITION	(11,822,623)	(98)	(11,471,908)	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	414,955	(925,463)
73	PENSION FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	590	586
75	EMPLOYERS (*)	12,526	12,408
76	EMPLOYEES (*)	20,099	19,631
77	OUTSTANDING SHARES (*)	982,639,977	977,447,505
78	REPURCHASED SHARES (*)	3,659,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1**

YEAR: **2005**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO MARCH 31 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,494,509**	**100**	**7,744,157**	**100**
2	COST OF SALES	5,800,651	77	5,983,399	77
3	**GROSS INCOME**	**1,693,858**	**23**	**1,760,758**	**23**
4	OPERATING	1,548,677	21	1,485,941	19
5	**OPERATING INCOME**	**145,181**	**2**	**274,817**	**4**
6	TOTAL FINANCING	46,524	1	(3,337)	0
7	**INCOME AFTER FINANCING COST**	**98,657**	**1**	**278,154**	**4**
8	OTHER FINANCIAL TRANSACTIONS	16,984	0	14,984	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**81,673**	**1**	**263,170**	**3**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	23,047	0	109,353	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**58,626**	**1**	**153,817**	**2**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**58,626**	**1**	**153,817**	**2**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**58,626**	**1**	**153,817**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	18,577	0	8,699	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**40,049**	**1**	**145,118**	**2**
19	NET INCOME OF MINORITY INTEREST	2,103	0	3,425	0
20	**NET INCOME OF MAJORITY INTEREST**	**37,946**	**1**	**141,693**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GRUPO GIGANTE, S.A. DE C.V.   QUARTER: 1   YEAR: 2005

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,494,509**	**100**	**7,744,157**	**100**
21	DOMESTIC	7,088,961	95	7,346,559	95
22	FOREIGN	405,548	5	397,598	5
23	EXPRESSED IN US DOLLARS (***)	36,323	0	35,611	0
6	**TOTAL FINANCING COST**	**46,524**	**100**	**(3,337)**	**100**
24	INTEREST PAID	106,416	229	93,252	(2,794)
25	FOREIGN EXCHANGE LOSSES	2,171	5	34,484	(1,033)
26	INTEREST EARNED	11,012	24	3,834	(115)
27	FOREIGN EXCHANGE PROFITS	1,431	3	20,189	(605)
28	GAIN DUE TO MONETARY POSITION	(49,620)	(107)	(107,050)	3,208
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**16,984**	**100**	**14,984**	**100**
29	OTHER EXPENSES (INCOME) NET	16,984	100	14,984	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**23,047**	**100**	**109,353**	**100**
32	INCOME TAX	22,253	97	19,955	18
33	DEFERRED INCOME TAX	741	3	89,332	82
34	EMPLOYEE PROFIT SHARING	53	0	66	0
35	DEFERRED EMPLOYEE'S PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	7,380,696	7,676,285
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	31,717,807	32,537,264
39	OPERATION INCOME (**)	811,746	904,223
40	NET INCOME OF MAJORITY INTEREST (**)	292,888	367,055
41	NET CONSOLIDATED INCOME (**)	306,809	370,724

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **1** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO MARCH 31 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,494,509**	**100**	**7,744,157**	**100**
2	COST OF SALES	5,800,651	77	5,983,399	77
3	**GROSS INCOME**	**1,693,858**	**23**	**1,760,758**	**23**
4	OPERATING	1,548,677	21	1,485,941	19
5	**OPERATING INCOME**	**145,181**	**2**	**274,817**	**4**
6	TOTAL FINANCING	46,524	1	(3,337)	0
7	**INCOME AFTER FINANCING COST**	**98,657**	**1**	**278,154**	**4**
8	OTHER FINANCIAL TRANSACTIONS	16,984	0	14,984	0
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**81,673**	**1**	**263,170**	**3**
10	RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING	23,047	0	109,353	1
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**58,626**	**1**	**153,817**	**2**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**58,626**	**1**	**153,817**	**2**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**58,626**	**1**	**153,817**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	18,577	0	8,699	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**40,049**	**1**	**145,118**	**2**
19	NET INCOME OF MINORITY INTEREST	2,103	0	3,425	0
20	**NET INCOME OF MAJORITY INTEREST**	**37,946**	**1**	**141,693**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: 1 | YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,494,509**	100	**7,744,157**	100
21	DOMESTIC	7,088,961	95	7,346,559	95
22	FOREIGN	405,548	5	397,598	5
23	EXPRESSED IN US DOLLARS (***)	36,323	0	35,611	0
6	**TOTAL FINANCING COST**	**46,524**	100	**(3,337)**	100
24	INTEREST PAID	106,416	229	93,252	(2,794)
25	FOREIGN EXCHANGE LOSSES	2,171	5	34,484	(1,033)
26	INTEREST EARNED	11,012	24	3,834	(115)
27	FOREIGN EXCHANGE PROFITS	1,431	3	20,189	(605)
28	GAIN DUE TO MONETARY POSITION	(49,620)	(107)	(107,050)	3,208
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**16,984**	100	**14,984**	100
29	OTHER EXPENSES (INCOME) NET	16,984	100	14,984	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM INVESTMENTS	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**23,047**	100	**109,353**	100
32	INCOME TAX	22,253	97	19,955	18
33	DEFERRED INCOME TAX	741	3	89,332	82
34	EMPLOYEE PROFIT SHARING	53	0	66	0
35	DEFERRED EMPLOYEE'S PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: 2005
GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
FROM JANUARY 1st TO MARCH 31 OF 2005 AND 2004
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**40,049**	**145,118**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	83,966	297,463
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**124,015**	**442,581**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(6,022)	(438,896)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**117,993**	**3,685**
6	CASH FLOW FROM EXTERNAL FINANCING	(156,931)	(121,060)
7	CASH FLOW FROM INTERNAL FINANCING	43,145	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(113,786)**	**(121,060)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(249,913)**	**(122,317)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(245,706)	(239,692)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	622,674	553,484
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	376,968	313,792

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

STATEMENT OF CHANGES IN THE FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**83,966**	**297,463**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	201,388	200,283
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	0	0
17	+(-) OTHER ITEMS	(131,409)	56,467
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	13,987	40,713
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(6,022)**	**(438,896)**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	314,797	637,061
19	+(-) DECREASE (INCREASE) IN INVENTORY	548,055	497,450
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	13,745	(69,182)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	(586,110)	(1,262,327)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(296,509)	(241,898)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(156,931)**	**(121,060)**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	(6,802)	(121,060)
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	(150,129)	0
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**43,145**	**0**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	535	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	42,610	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(249,913)**	**(122,317)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	2,142
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(245,599)	(115,157)
36	(-) INCREASE IN BUILDINGS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	2,173	1,276
39	+(-) OTHER ITEMS	(6,487)	(10,578)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **1** YEAR: **2005**
GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.53	%	1.87	%
2	NET INCOME TO STOCKHOLDERS EQUITY (**)	2.24	%	2.80	%
3	NET INCOME TO TOTAL ASSETS (**)	1.44	%	1.67	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	123.90	%	73.77	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.49	times	1.47	times
7	NET SALES TO FIXED ASSETS (**)	2.14	times	2.17	times
8	INVENTORY ROTATION (**)	6.95	times	6.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	4	days	3	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	17.20	%	16.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	38.42	%	40.73	%
12	TOTAL LIABILITIES TO STOCK HOLDERS EQUITY	0.62	times	0.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.05	%	2.10	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	13.21	%	4.17	%
15	OPERATING INCOME TO INTEREST PAID	1.36	times	2.95	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.87	times	3.60	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.08	times	0.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.39	times	0.30	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.67	times	0.69	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.40	%	4.37	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.65	%	5.72	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.08)	%	(5.67)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.11	times	0.04	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	137.92	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(37.92)	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	98.27	%	94.15	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: **1** YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.30		$ 0.38	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.30		$ 0.38	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 0.30		$ 0.38	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	BOOK VALUE PER SHARE	$ 13.32		$ 13.41	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO BOOK VALUE	0.70	times	0.53	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	30.97	times	19.04	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 1** **Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

April 28, 2005

During the first quarter of the year, the Company's total sales reached $7,495 million pesos, a decline of 3.2% in real terms compared to the same period of 2004. Same store sales for the quarter decreased 4.7%.

It is worth noting that, although the Company is improving the unfavorable trend and the gap that exists with the rest of the sector, sales were affected, in part, by higher competition observed within the market, the launching of the "Solo Hoy" Campaign, which this year took place on April instead of March and, finally, the closing of our PriceSmart club stores in the month of February.

In spite of this quarter's results, we are seeing a positive trend in the stores that were remodeled and in the formats that were redefined last year. We have also reduced significantly our inventory in our self-service business, primarily as a result of improved purchasing and the progress that we have made with respect to our automatic re-stocking systems.

The gross margin for the quarter was 22.6%, 14 basis points lower than in the same period of 2004, while gross profit reached $1,694 million pesos. The margin was not significantly affected due to the participation of other formats, such as Office Depot, Radio Shack and Toks, and also because of the fact that we continued to improve our negotiations with suppliers and due to our ability to control losses.

Operating expenses for the quarter reached $1,549 million pesos, 4.2% higher than in the same period of 2004. This was due to a greater number of stores, among the company's different formats, in operation, as well as to the closing of our price club operations. Nevertheless, we would like to point out that, in terms of the self-service business, we continue with our efforts to control expenses resulting from the optimization of assets, properties, and human capital. In

addition, we achieved a higher degree of efficiency as a result of the SAP implementation for fresh and dry goods products in the Northern Region of the country.

As a result of the decline in our sales, operating cash flow (EBITDA) for the first quarter of the year decreased 27.0% compared to the same period of 2004, to reach $347 million pesos.

During the first quarter, our entire operating cash flow was used to fund the $246 million pesos investment in store openings and remodeling.

The comprehensive financing cost (CFC) for the quarter reached $47 million pesos, which contrasts with the $3 million pesos income registered during the same period of the previous year. This was due, in large part, to the lower inflation rate registered this quarter compared to the first quarter of 2004.

The item of extraordinary charges includes the impact of the reduction in fixed assets that were eliminated as a result of the store remodeling program as well as the closing of PriceSmart.

As a result, our net income was $38 million pesos, 73.2% less than the same period of the previous year. However, it is important to mention that the first quarter of 2004 was an extremely strong quarter and, therefore, represents a high basis for comparison.

During the second quarter of 2005, we will be inaugurating our new dry products and fresh foods distribution center. In addition, we will successfully complete the implementation of the SAP in the northern region and in Mérida and, by the end of the year, the SAP will be fully implemented in all of our self-service stores. As a result, we will be able to achieve efficiencies throughout our value chain.

During the quarter, the Group opened one Gigante USA store, three SuperPrecio units and two Radio Shack stores. In addition, one Super Gigante store was closed, as were three PriceSmarts and one SuperPrecio establishment. Finally, the Group converted one Gigante store into a Super Gigante establishment. As a result, the total number of units in operation for the first quarter rose to 520, with a total sales floor area of 1,134,632m^2.

As of March 31, 2005, the number of units and sales floor area by format is as follows: 98 Gigante stores (580,870 m^2), 52 Bodegas Gigante (197,249 m2), 63 Super Gigante units (140,198 m^2), 9 Gigante USA establishments (25,572 m2), 48 SuperPrecio units (11,953 m^2), 103 Office Depot establishments (165,948 m^2), 100 Radio Shack stores (12,843 m^2) and 47 Toks cafeterias (10,135 seats).

Lic. Ángel Losada Moreno
Executive President

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter:1 Year: 2005**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands of Mexican pesos of purchasing power of March 31, 2005)

Basis of presentation

Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented based upon accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

Consolidation of financial statements - The consolidated financial statements include those of Grupo Gigante, S.A. de C.V. and its subsidiaries. The financial statements of Office Depot de México, S.A. de C.V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

Translation of financial statements of foreign subsidiaries - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect as of the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

Reclassifications - Certain amounts in the financial statements as of and for the quarter ended March 31, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended March 31, 2005.

Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

Change in accounting principle - As of January 1, 2005, the Company adopted the rules set forth in Bulletin D-3, "Labor Obligations" ("D-3"). Bulletin D-3 establishes, among other things, new rules that eliminate the issue of unforeseen payments which affect the fiscal results when the decision is made to pay them. In its place are "Remunerations for ending the labor relation," which are defined as remunerations that are granted to workers when they terminate their employment with the Company prior to retirement. The rules for valuation and disclosure required for calculating pensions and the seniority payment should be followed. The adoption of this new bulletin does not significantly affect the Company's financial situation nor its results.

Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power as of March 31, 2005 and, therefore, differ from those originally reported in the prior year.

Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

Inventories and cost of sales - Inventories are valued at the lower of replacement cost or sale value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50

Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, competition and other legal and economic factors.

Investment in shares - Investment in shares is valued at acquisition cost and restated using the NCPI.

Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI.

Employee retirement obligations - Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent experts using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued when, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Severance is charged to results when the liability is determined to be payable.

Deferred charges - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Those disbursements that do not meet such requirements, as well as research costs, are recorded in the results of the period in which they are incurred.

Provisions - Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated.

Income taxes, tax on assets and employee statutory profit sharing - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in the results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their sale. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be

reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be obtained.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non-monetary assets through December 31, 1996, which resulted from restating certain non-monetary assets below inflation utilizing appraisal values.

Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

Investment in shares

As of March 31, 2005 and 2004, investment in shares balance is represented by the Company's investment in shares issued by PriceSmart Inc. The balance in shares as of March 31, 2005 represents the investment in 1,667,333 common shares of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. $10.00 per share, based on the right of first refusal approved by the Board of Directors of the issuer to convert preferred shares into common shares, with the Company assuming the obligation to hold such shares for a minimum period of one year. As of March 31, 2004, the investment was represented by 15,000 shares of Series A preferred stock in PriceSmart Inc., with the right to a cumulative dividend of 8% per year.

Other assets

As of March 31, 2005 and 2004, other assets includes $87,002 and $60,506 respectively of restricted cash, which cannot be immediately disposed due to a legal action in which a Company's subsidiary is involved.

Notes payable to financial institutions

The Company has certain short-term notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted as of March 31, 2005 and 2004, to $53,019 and $2,096,813, respectively. The weighted average interest rates under these arrangements as of March 31, 2005 and 2004, were 12.80% and 8.27%, respectively.

Long-term debt

Current account loan agreement secured with a mortgage, to mature on June 25, 2007. Multiple withdrawals of the loan may be made without exceeding the maximum amount of $381,000, and each withdrawal for a maximum of 90 days. The interest is payable upon maturity of each withdrawal at the annual Interbank Interest Rate (TIIE) plus the applicable margin, which will be based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined every quarter. The 91-day interest rate as of March 31, 2005 was 9.90%.

Simple loan agreement with mortgage security payable in 16 equal quarterly payments starting March 2005, with maturity on December 31, 2008. The interest is payable quarterly at the fixed-rate of 9.51% plus the applicable margin, which will be based on the relationship of the interest coverage ratio and total bank debt ratio compared to EBITDA. Such margin will be determined every quarter The interest rate as of March 31, 2005 was 11.01%.

One of the provisions of the Company's loan agreement sets forth the obligation for certain financial ratios to be maintained at the end of each quarterly reporting period.

Stockholders' equity

Retained earnings includes a statutory legal reserve. The General Commercial Companies Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve amounts to 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed unless the entity is dissolved. The legal reserve must be replenished if reduced by any reason. As of March 31, 2005 and 2004, the legal reserve, in historical pesos, was $21,115 for both years.

Stockholders' equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the ISR rate was 33%; it decreased to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

Income taxes, tax on assets and employee statutory profit sharing

The income tax is calculated by taking into account certain inflationary effects, such as the depreciation of certain items in constant pesos. In addition, it also includes the deduction for

purchases rather than the cost of sales, which enables the Company to deduct current costs and to accumulate or deduct the inflationary effect for certain liabilities and monetary assets by adjusting inflation annually. This is similar to the calculation for the monetary position result. The ISR rate was 33% in 2004 and 30% in 2005. IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

On December 1, 2004, certain amendments to the ISR and IMPAC Laws were published and are effective as of 2005. The primary amendments were as follows: a) the ISR rate was reduced to 30% in 2005, 29% in 2006 and 28% as of 2007; b) for income tax purposes, cost of sales will be deducted instead of inventory purchases; c) in 2005, an option was established to amortize inventories at December 31, 2004 into taxable income over a period that goes from 4 to 12 years determined in conformity with the respective tax rules; when electing to amortize inventories into taxable income, any unamortized balance of inventories under Rule 106 and unamortized tax loss carryforwards must be deducted from the inventory balance; inventories may be deducted as sold; d) as of 2006, the employee statutory profit sharing paid will be fully deductible; e) bank liabilities and liabilities with foreign entities are included in the determination of the IMPAC taxable base.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $2,485,583 at December 31, 2004 into taxable income over a seven-years period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

As of March 31 2005 and 2004, the effective ISR rates expressed as a percentage of income before ISR and PTU are 36% and 43% respectively.

Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to

the sellers. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interests which, the Company believes, was not in accordance with the original agreement. The Company has created a provision of $207,284, in addition to an amount of $27,543 previously deposited, for a total amount of $234,826. Currently, the trial is in the evidence admission stage.

Extraordinary items net expenses

On February 11, 2005 the Company announced the suspension of operations of its subsidiary PSMT México, S.A. de C.V., which concluded on February 28, 2005. The effect recognized in the financial statements ended March 31, 2005 rose to $10,570.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,159,122
2	SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(38,489)
3	CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,076	2,755,389
4	CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	211,928,887	99.99	211,929	607,893
5	BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	697,535
6	GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	252,334
7	OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,517	1,108,695
8	SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	1,063
9	GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	291,184
10	CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	511,349
11	TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,450	35,506
12	PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	(3,040)
13	COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	99.98	10,050	9,969
14	RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	57,360
15	PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,054	50.00	193,527	125,763
16	PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	1,005
17	COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	94
18	SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	2,502
19	OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	99.98	50	53
	TOTAL INVESTMENT IN SUSIDIARIES				**4,674,119**	**11,575,287**
	ASSOCIATES					
1						
2						
3						
4						
5						
	TOTAL INVESTMENT ASSOCIATES					
	OTHER PERMANENT INVESTMENTS					191,427
	TOTAL					**11,766,714**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

QUARTER: 1 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	231,750	637,313												
BANCOMER	31/12/2008	11.01	118,250	325,187												
INBURSA	31/12/2008	11.01	188,250	517,688												
BANAMEX	24/06/2007	9.90	0	127,000												
INBURSA	24/06/2007	9.90	0	127,000												
BANCOMER	24/06/2007	9.90	0	127,000												
SCOTIA BANK INVERLAT	09/05/2005	11.37	25,000	0												
SCOTIA BANK INVERLAT	13/06/2005	11.44	5,000	0												
IXE	11/07/2005	12.79	20,202	0												
AC SAN JOSE	01/06/2005	4.75	0	0								563				
AC SAN JOSE	07/09/2005	4.75	0	0								2,254				
FINANCIAL INSTITUTIONS			588,452	1,861,188	0	0	0	0	0	0	0	2,817	0	0	0	0
TOTAL BANKS			**588,452**	**1,861,188**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,817**	**0**	**0**	**0**	**0**
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
WITH GUARANTEES																
TOTAL			**588,452**	**1,861,188**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,817**	**0**	**0**	**0**	**0**

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

QUARTER: 1 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time Interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SERVICE SUPPLIERS																
MERCHANDISE SUPPLIERS																
SELF-SERVICE	23/05/2005		2,749,398									190,324				
OFFICE SUPLIES	01/06/2005		298,423									55,891				
RESTAURANT	06/05/2005		21,386									0				
ELECTRICAL APPLIANCES	12/08/2005		55,558									68,741				
TOTAL SUPPLIERS			**3,124,765**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**314,956**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES			861,878	100,609								14,488				
TOTAL OTHER CURRENT LIABILITIES OTHER LOANS			**861,878**	**100,609**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**14,488**	**0**	**0**	**0**	**0**

NOTES:
1) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 53 CALENDAR DAYS
2) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 62 CALENDAR DAYS
3) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 36 CALENDAR DAYS
4) MATURITY DATE DETERMINED BASED ON THE AVERAGE OF 134 CALENDAR DAYS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: 2005

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	13,008	145,232			145,232
LIABILITIES POSITION	29,754	332,261			332,261
SHORT TERM LIABILITIES POSITION	29,754	332,261			332,261
LONG TERM LIABILITIES POSITION					
NET BALANCE	(16,746)	(187,029)	0	0	(187,029)

NOTES

EXCHANGE RATE USED AS OF MARZO 31, 2005 IS EQUIVALENT TO $11.1650 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE QUARTER: 1 YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	4,727,093	(11,118,457)	(6,391,364)	0.00	0
FEBRUARY	5,169,864	(11,889,076)	(6,719,212)	0.00	22,173
MARCH	4,966,207	(11,027,103)	(6,060,896)	0.00	27,274
RESTATEMENT	0	0	0	0.00	173
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					**49,620**

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	580,870	100
BODEGA GIGANTE	SELF-SERVICE	197,249	100
SUPER G	SELF-SERVICE	140,198	100
RADIO SHACK	ELECTRICAL APPLIANCES	12,843	100
OFFICE DEPOT	OFFICE SUPPLIES	165,948	100
CAFETERIAS TOKS	RESTAURANTS	10,135	100
GIGANTE HOLDING	SELF-SERVICE	25,572	100
TIENDAS SUPER PRECIO	SELF-SERVICE	11,953	100

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE | QUARTER: 1 | YEAR: **2005**

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
SELF-SERVICE				7,088,961			
T O T A L				7,088,961			

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
(1) SELF-SERVICE				348,258			
(2) OFFICE EQUIPMENT				57,290			
T O T A L				405,548			

NOTES

(1) IT REFERS TO 31,192 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.1650 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 5,131 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.1650 PESOS PER DOLLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: **2005**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	805,905,875	0	982,639,977	18,922	86,285
TOTAL	0	0	176,734,102	805,905,875	0	982,639,977	18,922	86,285

TOTAL OF SHARES THAT REPRESENT THE PAID IN CAPITAL STOCK AS OF THE DATE HEREOF.
982,639,977
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
SINGLE SHARE	3,659,967	10.88000	9.27000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: QUARTER: 1 YEAR: **2005**
GRUPO GIGANTE, S.A. DE C.V.

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

APRIL 28, 2005

During the past 3 months of the year, the investments performed amounted to $246 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling and logistics.

Below is a summary of openings as of March 31, 2005.

Kind / Subsidiary	Firsth Quarter
Gigante USA	1
SuperPrecio	3
Radio Shack	2

Regarding the foregoing and considering the closing of stores during the year, the variation of sale floor correspondig to the first quarter of 2005, added to March, is practically null.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holdings International, Inc. Is a subsidiary corporation of Grupo Gigante with a participation of 100% that includes 9 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2004 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE 1ST QUARTER OF 2005 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTRIES AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND SET FORTH BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. ÁNGEL LOSADA MORENO
EXECUTIVE PRESIDENT

C.P. FEDERICO CORONADO BROSIG
DIRECTOR OF ADMINISTRATION AND
CORPORATE FINANCE

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: April 28, 2005

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOAR OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: April 28, 2005

E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	COMPTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL COUNSEL
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdelcampo@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	C.P. ERIKA SERRANO RUIZ
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: April 28, 2005

COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8058
FAX:	5269-8169
E-MAIL:	eserrano@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

MEXICAN STOCK EXCHANGE

TICKER: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

DATE: April 28, 2005

BOARD OF DIRECTORS

CHAIRMAN

NAME: LIC. ÁNGEL LOSADA MORENO

PROPIETARY MEMBERS

NAME: C.P. JOSÉ AGUILERA MEDRANO
NAME: LIC. ÁNGEL ALVERDE LOSADA
NAME: LIC. BRAULIO ANTONIO ARSUAGA LOSADA
NAME: LIC. GONZALO BARRUTIETA LOSADA
NAME: ING. JAVIER FERNANDEZ CARBAJAL
NAME: ING. ARMANDO GARZA SADA
NAME: LIC. GILBERTO PEREZALONSO CIFUENTES
NAME: ING. LUIS REBOLLAR CORONA
NAME: LIC. ROBERTO SALVO HORVILLEUR
NAME: LIC. LUIS SANTANA CASTILLO

ALTERNATE MEMBERS

NAME: LIC. JOSÉ ALVERDE LOSADA
NAME: SR. BRAULIO ARSUAGA TELLECHEA
NAME: C.P. LUIS FERNÁNDEZ GARCÍA
NAME: LIC. CHEKER KARAM SHEDID
NAME: SRA. MARÍA TERESA LOSADA MORENO
NAME: LIC. JUAN CARLOS MATEOS DURÁN DE HUERTA
NAME: LIC. JAVIER MOLINAR HORCASITAS
NAME: SR. JUSTO DE DIEGO SÁENZ DE MIERA
NAME: LIC. MARÍA EUGENIA SIDAOUI DIB
NAME: LIC. ARTURO TREVIÑO CASTELLANO

EXAMINER

NAME: CPC ERNESTO VALENZUELA ESPINOZA

ALTERNATE EXAMINER

NAME: CPC FRANCISCO JAVIER PEREZ CISNEROS

SECRETARY

NAME: LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ

ALTERNATE SECRETARY

NAME: LIC. SERGIO MONTERO QUEREJETA

English Translation

<u>Relevant Event from GRUPO GIGANTE, S.A. de C.V.</u>

Reception Date at the BMV: February 11, 2005 17:50 PM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 11/02/2005

Place: Mexico, D.F.

Matter: Closing of Price Smart Club Stores

Relevant Event: GRUPO GIGANTE, S.A. DE C.V. AND PRICE SMART, INC WILL CLOSE

THEIR CLUB STORES IN MEXICO

México City, February 11, 2005. Grupo Gigante, S.A. de C.V. and PriceSmart, Inc. announce their decision to close the three club stores that they have operated as a 50/50 Joint Venture through PSMT México, S.A. de C.V. since January 2002. The decision was made as a result of the low profitability levels of the large-scale club style stores that were established in Mexico by PriceSmart. The stores closings will take place on February 28, 2005. The two companies will continue to be partners and will evaluate different strategies aimed at complying with the original objective of yielding the highest benefits for each company. Among the potential options are the sale, lease or the commercial development of these properties.

English Translation

Relevant Event of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: February 24, 2005, 13:48

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 24/02/2005

Place: Mexico, D.F.

Matter: Market trading

Relevant Event: México City, February 24, 2005. Grupo Gigante, S.A. de C.V. announces today that the company's management decided to use shares from the repurchasing fund to satisfy the market demand.

Relevant Event of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: March 11, 2005 17:53 PM

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 11/03/2005

Place: Mexico, D.F.

Matter: Market shifts

Relevant Event: México City, February 24, 2005. Grupo Gigante, S.A. de C.V. does not have any knowledge regarding any relevant information that could have influenced today's trading transactions.

Summons issued by Grupo Gigante, S.A. de C.V. dated March 22, 2005, signed by Javier Martinez del Campo L., Secretary of the Board of Directors of Grupo Gigante, S.A. de C.V. calling all shareholders of Grupo Gigante to a General Annual Ordinary Shareholders' Meeting to be held on April 11, 2005, at 11:00 a.m. at Room Feria III of the Presidente Intercontinental Hotel, located at Campos Eliseos Number 218, Polanco, Federal District, Mexico.

The Agenda is the following:

I. Board of Directors Report in accordance with provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2004.

II. Approval of the acts performed by the Board of Directors during the fiscal year ending December 31, 2004.

III. Discussion and approval or amendment, if applicable, of the Company's audited financial statements as of December 31, 2004.

IV. Resolutions regarding use of profits.

V. Resolutions regarding the amount for acquisition of own shares and report of the Board of Directors regarding the policy for acquisition of own shares.

VI. Report of the Audit Committee.

VII. Appointment of the members of the Board of Directors, Secretary, and Company's Statutory Examiner.

VIII. Resolutions regarding compensation of the Company's directors, audit committee members, Secretary and Statutory Examiner.

IX. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon the shareholders' meeting.

X. Reading and approval of the minutes of the shareholders' meeting.

According to Article XIV of the Company By-Laws for the shareholders to attend the shareholders' meeting, they shall submit to the Secretary of the Company, located at Avenida Ejército Nacional 769-A, 4th Floor, Nueva Granada, Federal District, Mexico, no

less than three days before the date of the Shareholders' Meeting, titles of their shares or certificate of a credit institution or exchange institution, that evidences the deposit of the share titles. Along with said titles or deposit certificates, shareholders must submit the corresponding admission tickets. Trading companies shall submit the list of titleholders referred to in Article 78 of the Securities Market Law, providing name, domicile, nationality and number of shares of the shareholders they represent. The shareholders shall be able to attend the Shareholders' Meeting personally or through an attorney-in-fact appointed by proxy. Said representation must be evidenced at the same time of requesting the admission ticket. As of the date hereof and in accordance with Article 14 Bis 3 of the Securities Market Law, there are proxies issued by the Company available to those brokerage companies of the securities market representing shareholders of the Company.

Mexico, D.F., March 22, 2005
Javier Martínez del Campo
Secretary of the Board of Directors


GRUPO
GIGANTE

April 28, 2005

1Q05 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of March 31, 2005, unless otherwise specified. Figures may vary due to rounding.

During the first quarter of the year, the company's total sales reached 7,495 million pesos, a decline of 3.2% in real terms compared to the same period of 2004. Same store sales for the quarter decreased 4.7%.

It is worth noting that, although we are improving the unfavorable trend and the gap that exists with the rest of the sector, sales were affected, in part, by a higher degree of competition within the market, the launching of the "Solo Hoy" Campaign, which this year took place in April instead of in March and, finally, the closing of our PriceSmart club stores in the month of February.

In spite of this quarter's results, we are seeing a positive trend emerge in the stores that were remodeled and in the formats that were redefined last year. We have also significantly reduced our inventory in our self-service business, primarily as a result of improved purchasing and the progress that we have made with respect to our automatic re-stocking systems.

The gross margin for the quarter was 22.6%, 14 basis points lower than in the same period of 2004, while gross profit reached 1,694 million pesos. The margin was not significantly affected due to the participation of other formats, such as Office Depot, Radio Shack and Toks, as well as the fact that we continued to improve our negotiations with our suppliers and our ability to control losses.



GRUPO GIGANTE

GIGANTE

Bodega GIGANTE

Super GIGANTE

GIGANTE USA


SuperPrecio

Toks

Office DEPOT


RadioShack.

Operating expenses for the quarter reached 1,549 million pesos, 4.2% higher than in the same period of 2004. This was due to having a greater number of stores, among the company's different formats, in operation, as well as the closing our price club operations. Nevertheless, we would like to point out that, in terms of the self-service business, we continue with our efforts to control expenses resulting from the optimization of assets, properties, and human capital. In addition, we achieved a higher degree of efficiency as a result of the SAP implementation for fresh and dry goods products in the Northern Region of the country.

As a result of the decline in our sales, operating cash flow (EBITDA) for the first quarter of the year decreased 27.0% versus the same period of 2004, to reach 347 million pesos.

During the first quarter, our entire operating cash flow was used to fund the 246 million peso investment in store openings and remodelings.

The comprehensive financing cost (CFC) for the quarter reached 47 million pesos, which contrasts with the 3 million peso income that was registered during the same period of the previous year. This was due, in large part, to the lower inflation rate this quarter compared to the first quarter of 2004.

The line item of extraordinary charges includes the impact of the reduction in fixed assets that were eliminated as a result of the store remodeling program as well as the closing of PriceSmart.

Gigante
Bodega Gigante
Super Gigante
Gigante USA



Office DEPOT



As a result, our net income was 38 million pesos, 73.2% less than the same period of the previous year. However, it is important to mention that the first quarter of 2004 was an extremely strong quarter and, therefore, represents a high basis for comparison.

During the second quarter of 2005, we will be inaugurating our new dry products and fresh foods distribution center. In addition, we will successfully complete the implementation of the SAP in the northern region and in Mérida and, by the end of the year, the SAP will be fully implemented in all of our self-service stores. As a result, we will be able to achieve efficiencies throughout our value chain.

During the quarter, the Group opened one Gigante USA store, three SuperPrecio units and two Radio Shack stores. In addition, one Super Gigante store was closed, as were three PriceSmarts and one Super Precio establishment. Finally, the Group converted one Gigante store into a Super Gigante establishment. As a result, the total number of units in operation for the first quarter rose to 520, with a total sales floor area of 1,134,632m^2.

As of March 31, 2005, the number of units and sales floor area by format is as follows: 98 Gigante stores (580,870 m^2), 52 Bodegas Gigante (197,249 m^2), 63 Super Gigante units (140,198 m^2), 9 Gigante USA establishments (25,572 m^2), 48 SuperPrecio units (11,953 m^2), 103


SuperPrecio

Office Depot establishments (165,948 m²), 100 Radio Shack stores (12,843 m²) and 47 Toks cafeterias (10,135 seats).

Contactos:

Grupo Gigante: Erika Serrano
Investor Relations
Tel.: +(52 55) 5269-8058
eserrano@gigante.com.mx

IR Communications: Sandra Yatsko
Tel: +(52 55) 5644-1247
sandra@irandpr.com


RadioShack.

GRUPO GIGANTE

GIGANTE

Bodega GIGANTE

Super GIGANTE

GIGANTE USA





Office DEPOT

RadioShack.

GRUPO GIGANTE, S. A. DE C. V. Y SUBSIDIARIAS

Thousands of Mexican pesos of purchasing power of as March 2005

QUARTERLY RESULTS	Jan- Mar 05	Jan - Mar 04	% Change
NET SALES	7,494,509	7,744,157	-3.2%
GROSS PROFIT	1,693,858	1,760,758	-3.8%
OPERATING INCOME	145,182	274,817	-47.2%
EBITDA	346,570	475,033	-27.0%
COMPREHENSIVE FINANCING COST	46,524	-3,336	-1494.6%
INCOME TAX PROVISION	23,047	109,353	-78.9%
NET INCOME	37,946	141,693	-73.2%

FINANCIAL POSITION	2005	2004	% Change
TOTAL ASSETS	21,358,623	22,190,925	-3.8%
CURRENT ASSETS	5,512,555	6,258,773	-11.9%
CASH & CASH EQUIVALENTS	376,968	313,792	20.1%
INVENTORIES	3,546,032	4,097,706	-13.5%
OTHERS	246,658	406,750	-39.4%
NON CURRENT ASSETS	15,846,068	15,932,152	-0.5%
TOTAL LIABILITIES	8,205,886	9,038,102	-9.2%
CURRENT LIABILITIES	5,097,600	7,184,236	-29.0%
TRADE ACCOUNTS PAYABLE	3,439,721	4,215,702	-18.4%
BANK LOANS	591,269	2,096,813	-71.8%
OTHER LIABILITIES	876,366	753,986	16.2%
LONG TERM LIABILITES	1,961,797	625,923	213.4%
BANK LOANS	1,861,188	521,900	256.6%
OTHER LIABILITIES	100,609	104,023	-3.3%
DEFERRED LIABILITIES	1,146,489	1,227,943	-6.6%
STOCKHOLDERS' EQUITY	13,152,737	13,152,823	0.0%

FINANCIAL RATIOS		
INVENTORY DAYS	55.0	61.9
ACCOUNTS PAYABLE DAYS	57.0	54.0
NET INCOME PER SHARE * (PESOS)	0.04	0.14
EBITDA PER SHARE * (PESOS)	0.35	0.47
GROSS MARGIN	22.6%	22.7%
OPERATING MARGIN	1.9%	3.5%
NET MARGIN	0.5%	1.8%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQUITY	18.9%	20.7%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	62.4%	68.7%
*SHARES OUTSTANDING	**982,639,977**	**977,447,505**